CERTIFICATE OF TRUST

of

Fidelity Multi-Strategy Credit Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST: The name of the statutory trust is Fidelity Multi-Strategy Credit Fund (the “Trust”).

SECOND: The business address of the Registered Agent and Registered Office of the Trust is c/o Wilmington Trust, National Association. The name of the Registered Agent of the Trust for service of process at such location is Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-1605, Attention: Corporate Trust Administration.

THIRD: This Certificate shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH: The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH: The trustee of the Trust, as set forth in its governing instrument, reserves the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the initial trustee of the Trust, has duly executed this Certificate of Trust as of this 4th day of October, 2022.

/s/ Cynthia Lo Bessette
Cynthia Lo Bessette, as trustee and not individually